[Letterhead of American Express]

July 29, 2022

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Meeks

Re:	American Express Receivables Financing Corporation III LLC

American Express Credit Account Master Trust

Form SF-3 Registration Statement

File Nos. 333-263871 and 333-263871-01

Dear Mr. Meeks:

On behalf of American Express Receivables Financing Corporation III LLC and American Express Credit Account Master Trust, the undersigned hereby requests that the effective date of the above-referenced Form SF-3 Registration Statement be accelerated to 4:00 p.m. on August 2, 2022, or as soon thereafter as practicable.

Securities and Exchange Commission

Very truly yours,

American Express Receivables Financing Corporation III LLC

By:	/s/ Chen Wang
	Name:	Chen Wang
	Title:	President